

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 28, 2009

Mr. Graham Dickson
President and Chief Executive Officer
Yukon-Nevada Gold Corp.
Suite 490-688 West Hastings Street
Vancouver, BC Canada V6B 1P1

> **Re:** **Yukon-Nevada Gold Corp.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed September 26, 2008**
> **Response Letter Filed January 13, 2009**
> **File No. 0-52699**

Dear Mr. Dickson:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

Jill S. Davis
Branch Chief